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                             April 1, 2022

       Amy Tung
       Chief Financial Officer
       ATA Creativity Global
       c/o 1/F East Gate, Building No. 2, Jian Wai Soho,
       No. 39 Dong San Huan Zhong Road,
       Chao Yang District, Beijing 100022, China

                                                        Re: ATA Creativity
Global
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Response dated
February 22, 2022
                                                            File No. 001-33910

       Dear Ms. Tung:

              We have reviewed your February 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 3, 2022 letter.

       Response dated February 22, 2022

       General

   1. We note your disclosure in response to comment 1 to our letter dated September 23,
                                                        2021. Please revise to
specifically state that you are not a Chinese operating company but a Cayman Islands
holding company with operations conducted by your subsidiaries and through contractual
arrangements with a variable interest entity based in China and that this structure involves
unique risks to investors.
   2. We note your response to comment 4, including that "[i]n the opinion of Jincheng Tongda
                                                        & Neal Law Firm, our
PRC legal counsel, the above contractual arrangements are legally binding and enforceable
and do not violate current PRC laws and regulations." Please
 Amy Tung
ATA Creativity Global
April 1, 2022
Page 2
      undertake to file a consent from your PRC legal counsel pursuant to Part
I. Item 10. G. of
      Form 20-F, or tell us why you are not required to do so.
3. We note your response to comment 5. Please revise to include the appropriate cross-
      references to your risk factor summaries in your next response.
4.    We note your response to comment 6 and we reissue it as follows:
          Please revise your disclosure to clearly distinguish between each of the three scenarios. Please ensure that you address the consequences, if any, for you, your subsidiaries, or the VIEs in each scenario. In that light, please revise to use clearly stated definitions. For example, where you state that "we and the VIE may be required to obtain additional licenses," please clarify whether "we" is a reference to the parent company, your PRC subsidiaries, or both.
          Ensure that your disclosure speaks to permissions and approvals required to operate your business as well as permissions and approvals necessary to offer securities to foreign investors.
          Your disclosure as to required permissions and approvals should not be qualified by materiality. Please make appropriate revisions to your proposed disclosure.
          Please amend your proposed disclosure to state explicitly whether you have obtained an opinion of counsel with respect to all permissions and approvals necessary to operate your business and offer the securities being registered to foreign investors. If you have not obtained an opinion of counsel, please state that you have not obtained an opinion and explain why.
5. We note your response to comment 7. Where certain numbers are "included in" or
      "eliminated from" the condensed consolidating schedule and the consolidated financial statements, please revise to include footnotes in the condensed consolidating schedule and consolidated financial statements that make note of the applicable amounts. Also, in an appropriate place in this discussion, revise to disclose that, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on you by the
      PRC government.
       You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameAmy Tung
                                                             Division of
Corporation Finance
Comapany NameATA Creativity Global
                                                             Office of Trade &
Services
April 1, 2022 Page 2
cc:       Leland S Benton
FirstName LastName